650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 19, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Attention:	Barbara C. Jacobs
Ivan Griswold
Maryse Mills-Apenteng
Frank Knapp
Craig Wilson

Re:                             Talend S.A.
Amendment No. 1 to Registration Statement on Form F-1
Filed July 11, 2016
File No. 333-2122279

Ladies and Gentlemen:

On behalf of our client, Talend S.A. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 15, 2016, relating to the above-referenced Amendment No. 1 to Registration Statement on Form F-1.  We are concurrently filing via EDGAR this letter and publicly filing Amendment No. 2 to Registration Statement (the “Registration Statement”).  For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on July 11, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Dilution, page 67

1.                                      Please change the reference to the $(62.4) million from “pro forma” net tangible book value to “historical” in the first sentence of the second paragraph.

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san diego  san francisco  seattle  shanghai  washington, dc  wilmington, de

Division of Corporation Finance
July 19, 2016

In response to the Staff’s comment, the Company has revised the disclosure on page 67 to change the reference to the $(62.4) million from “pro forma” net tangible book value to “historical.”

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

15. Share Capital and Reserves, page F-34

2.                                      With the anticipated IPO price expected to range between $15 and $17 per share, please describe how this impacts the assumed automatic conversion of preferred shares into ordinary shares, given this price range is less than the required minimum $21.60 per share price criterion disclosed on page F-37.

The Company advises the Staff that it has obtained the consent of each holder of its outstanding preferred shares to convert all preferred shares into ordinary shares in connection with the Company’s initial public offering (the “IPO”). The Company further advises the Staff that, as a result of such consent, the price per share for ADSs sold in the IPO will not have an impact on the assumed conversion of preferred shares into ordinary shares.

16. Share-Based Payment Plans, page F-39

3.                                      Similar to page F-60, please revise the assumptions table on page F-44 to indicate that the fair values of underlying shares are weighted average amounts consistent with IFRS 2 paragraph 47(a)(i) disclosure requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page F-44 to indicate that the fair values of underlying shares in the assumptions table are weighted average amounts.

***

Division of Corporation Finance
July 19, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler, Esq.

cc:	Michael Tuchen, Talend S.A.
Thomas Tuchscherer, Talend S.A.
Aaron Ross, Talend S.A.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP
Andrew T. Hill, Goodwin Procter LLP
Grégoire Menou, KPMG S.A.
Jacques Pierre, KPMG S.A.